UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                    to

Commission file number: 000-6920
Applied Materials, Inc. Employee Savings and Retirement Plan
(Full title of the plan)

APPLIED MATERIALS, INC.

3050 Bowers Avenue, P.O. Box 58039
Santa Clara, California 95052-8039
(Name of issuer of the securities held pursuant to the plan and the address of the issuer's and plan's principal executive office)

APPLIED MATERIALS, INC.
EMPLOYEE SAVINGS AND RETIREMENT PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrative Committee of the
Applied Materials, Inc. Employee Savings and Retirement Plan
Santa Clara, California

We have audited the accompanying statements of net assets available for benefits of the Applied Materials, Inc. Employee Savings and Retirement Plan (the "Plan") as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of the internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ARMANINOLLP
San Ramon, California

June 20, 2014

APPLIED MATERIALS, INC.
EMPLOYEE SAVINGS AND RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2013	December 31, 2012
	(In thousands)
ASSETS
Investments, at fair value	$1,881,859	$1,532,077
Assets held for investment purposes	1,881,859	1,532,077

Receivables:
Notes receivable from participants	19,589	16,946
Employer contribution receivable	1,244	1,505
Total receivables	20,833	18,451

Total assets	1,902,692	1,550,528

LIABILITIES
Expenses payable	(174)	(328)

Total liabilities	(174)	(328)

Net assets available for benefits, at fair value	1,902,518	1,550,200

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,269)	(7,719)

Net assets available for benefits	$1,900,249	$1,542,481

See accompanying notes to financial statements.

APPLIED MATERIALS, INC.
EMPLOYEE SAVINGS AND RETIREMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years ended December 31,
	2013	2012
	(In thousands)
Additions to net assets attributed to:
Investment and other income:
Net realized and unrealized appreciation of investments at fair value	$378,304	$125,384
Dividends and interest	38,077	24,754
Total investment and other income, net	416,381	150,138

Contributions:
Participant	66,671	58,071
Rollovers	4,877	2,574
Employer	29,746	26,174
Total contributions	101,294	86,819

Transfers in from outside plan	—	194,270

Deductions from net assets attributed to withdrawals, distributions and expenses	(159,907)	(83,566)

Net increase in net assets available for benefits	357,768	347,661

Net assets available for benefits:
Beginning of year	1,542,481	1,194,820

End of year	$1,900,249	$1,542,481

See accompanying notes to financial statements.

APPLIED MATERIALS, INC.
EMPLOYEE SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS

Note 1 - Significant accounting policies

General

The following description of the Applied Materials, Inc. (Applied) Employee Savings and Retirement Plan (the Plan) provides only general information. Participants seeking more detailed information about the Plan should refer to the Plan document and the Summary Plan Description/Prospectus for the Plan.

The Plan is a defined contribution plan that Applied established in 1981 to provide benefits to eligible employees, as provided in the Plan document. The Plan covers all eligible United States and expatriate employees of Applied and its participating affiliates. Eligible employees may enroll in the Plan after receipt of their first paycheck.

The Plan is intended to qualify as a profit-sharing plan as described in Section 401(a) of the Internal Revenue Code of 1986, as amended (the Code), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the Code. In addition, the Applied Materials, Inc. Common Stock Fund under the Plan (the Stock Fund) is intended to constitute an employee stock ownership plan as described in Section 4975(e)(7) of the Code. The Plan is also intended to comply with the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Plan administration

Under ERISA, Applied is the designated administrator of the Plan. An administrative committee (the 401(k) Committee) and its authorized delegates manage the day-to-day operation and administration of the Plan on behalf of Applied. The 401(k) Committee members consist of certain Applied employees who do not report directly to Applied’s Chief Executive Officer, as specified in the Plan. Applied has contracted with Fidelity Institutional Retirement Services Company (Fidelity) to maintain the Plan’s individual participant accounts and provide certain other recordkeeping and administrative services, and with Fidelity Management Trust Company (Fidelity Trust) to act as the Plan’s custodian and trustee. Applied currently pays a portion of the expenses incurred in the administration of the Plan. Other expenses associated with the administration of the Plan are charged against the Plan and paid from Plan assets. Fees related to the administration of notes receivable from participants are charged directly to the respective participant's account and are included in administrative expenses. Withdrawal fees are paid by Plan participants who elect to receive certain types of withdrawals.

Brokerage commission fees associated with transactions in the Stock Fund are paid by Plan participants who transact in the Stock Fund. Gross total administrative expenses amounted to $251 thousand and $98 thousand in 2013 and 2012, respectively. These amounts were reduced by $220 thousand and $143 thousand, respectively, as a result of revenue sharing credits. These fees are insignificant to these financial statements, and are therefore reported as withdrawals. Other brokerage commissions and other charges incurred in connection with investment transactions under the Plan are paid from Plan assets and are included as a reduction in investment income.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Basis of accounting

The financial statements of the Plan are prepared using the accrual method of accounting. Participant contributions and Applied matching contributions are recorded in the period during which Applied withholds payroll deductions from participants’ earnings. Benefits are recorded when paid.

Plan year

The Plan year is the twelve-consecutive month period beginning each January 1 and ending December 31.

Note 1 - Significant accounting policies (continued)

Investments

Plan assets are held in trust by Fidelity Trust and are invested in the investment options available under the Plan based solely upon instructions received from Plan participants or as provided in the Plan document. Except as described below, the Plan’s investments are valued at fair value, as measured by quoted market prices, as of the last business day of the Plan year. Purchases and sales of securities are recorded on a trade-date basis and dividends are recorded on the ex-dividend date.

The BNY Mellon Stable Value Fund (the Stable Value Fund) is a separate account that holds investments solely for the benefit of the Plan participants. The Stable Value Fund holds traditional and synthetic guaranteed investment contracts (GICs). The investments in synthetic GICs are presented at fair value.

In determining the net assets available for benefits, synthetic GICs are recorded at their contract values, which are equal to principal balance plus accrued interest. An investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts, as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Certain employer initiated events (e.g., layoffs, bankruptcy, plant closings, plan termination, mergers, early retirement incentives, employer communications designed to induce participants to transfer from the Stable Value Fund, competing fund transfer or violation of equity wash or equivalent rules in place and changes of qualification status of the employer or the Plan) are not eligible for book value disbursements even from fully benefit-responsive contracts. These events may cause liquidation of all or a portion of a synthetic GIC at a market value adjustment. If the likelihood of such a non-book value withdrawal event is imminent, it may be necessary to consider revaluation of those particular synthetic GICs. In general, synthetic GIC issuers may terminate the contract and settle at other than contract value if the qualification status of the employer or the Plan changes, or there is a breach of material obligations under the contract or misrepresentation of the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines.

The Stable Value Fund held traditional GICs, fixed maturity synthetic GICs and constant duration synthetic GICs at December 31, 2013 and 2012.

Traditional GICs are unsecured, general account obligations of insurance companies. The obligation is backed by the general account assets of the insurance company that writes the investment contract. The crediting rate on this product is typically fixed for the life of the investment. Fair values for traditional GICs are calculated using the present value of the contract's future cash flow values discounted by comparable duration Wall Street Journal GIC Index rates.

Generally, fixed maturity synthetic GICs consist of an asset or collection of assets that are owned by the Plan and a benefit-responsive, book value wrap contract. The wrap contract provides book value accounting for the asset and assures that book value, benefit-responsive payments will be made for participant-directed withdrawals. The crediting rate for the wrap contract is set at the beginning of the wrap contract period and typically resets every quarter. Generally, fixed maturity synthetic GICs are held to maturity. The initial crediting rate is established based on market interest rates at the time the initial asset is purchased. Fair values of fixed maturity synthetic GICs are calculated using the sum of all assets’ market values provided by a third party vendor engaged by the Stable Value Fund manager.

Constant duration synthetic GICs consist of a portfolio of securities owned by the Plan and a benefit-responsive, book value wrap contract. The wrap contract amortizes gains and losses of the underlying securities over the contract duration, and assures that book value, benefit-responsive payments are made for participant-directed withdrawals. The crediting rate on a constant duration synthetic GIC resets every quarter based on the book value of the contract and the market value of the underlying securities over the duration of the contract and therefore will be affected by movements in interest rates and changes in the market value of the underlying securities. The initial crediting rate is established based on market interest rates at the time the underlying portfolio of securities is put together. Fair values for constant duration synthetic GICs are calculated using market values provided by external investment managers.

Note 1 - Significant accounting policies (continued)

In the absence of an actively traded market, discounted cash flows are used to estimate the fair value of synthetic GICs.

The Stable Value Fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The synthetic GICs issuers are contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

Effective February 2012, the Vanguard Target Retirement 2005 Fund - Investor Shares was closed and its assets were merged into the Vanguard Target Retirement Income Fund - Investor Shares.

Effective as of the close of the stock market (market close) on December 31, 2012, the Fidelity Growth Company Fund - Class K was added as an investment option.

Effective as of market close on August 8, 2013, the share classes of the Eagle Small Cap Growth Fund and Vanguard Mid-Cap Index Fund were changed from Class I to Class R6, and from Institutional Shares to Institutional Plus Shares, respectively.

Effective as of market close on August 8, 2013, the Vanguard Target Retirement Funds - Investor Shares were removed as investment options and replaced by the Vanguard Target Retirement Trust II funds with corresponding target dates.

Effective as of market close on December 12, 2013, the Lord Abbett Small Cap Value Account was removed as an investment option and replaced by the Silvercrest Asset Management Small Cap Value Account. In addition, the Vanguard Target Retirement 2060 Trust II fund was added as an investment option.

Notes receivable from participants

Notes receivable from participants (notes receivable) are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable are reclassified as distributions based upon the Plan’s terms.

Income taxes

The Plan is intended to qualify for favorable federal and state income tax treatment accorded to plans that qualify under Section 401(a) of the Code, and therefore is intended to be exempt from federal income and state franchise taxes. The Plan has been amended subsequent to receipt of its most recent Internal Revenue Service (IRS) favorable determination letter dated September 24, 2013. The 401(k) Committee continues to believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires the Plan’s management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon an examination by the IRS. No uncertain positions have been identified that would require the recognition of a tax liability (or asset) or disclosure in the financial statements as of December 31, 2013 and 2012. The Plan is subject to routine audits by applicable taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for 2009 and prior years.

Risks and uncertainties

The Plan provides participants with investment options consisting of various mutual funds, common/collective trusts, separate accounts and the Stock Fund (which invests solely in shares of Applied common stock (Shares)). The mutual funds, common/collective trust and separate accounts offered under the Plan invest in stocks, bonds and other investment securities. Shares and other investment securities are exposed to risks, such as those associated with interest rates, market conditions and credit worthiness of the securities’ issuers. These risks could materially affect participants’ Plan account balances and the amounts reported in these financial statements.

Note 2 - Fair value measurements

The fair value measurements standard establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under the standard are described below:

Level 1 -    Quoted market prices for identical assets or liabilities that the Plan has the ability to access.

Level 2 -    Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 -    Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for fair value measurements of the Plan’s investments. There have been no changes in the methodologies used at December 31, 2013 and 2012.

The Lord Abbett Small Cap Value Account and Silvercrest Asset Management Small Cap Value Account, classified as unitized common stock funds, are separately managed funds and are valued using the Net Asset Values (NAVs) provided by the respective managers of the funds. Each NAV is based on the value of the underlying net assets owned by the applicable fund divided by the number of shares outstanding.

Mutual funds and Applied common stock are valued at the closing price reported on the active market on which these securities are traded.

The Pyramis Core Plus Commingled Pool Class G and the various Vanguard Target Retirement Trust II funds, classified as common/collective trusts, are valued using the respective NAVs provided by the managers of the funds. These investments are not available in an exchange and active market, however, the fair values are determined based on the underlying investments as traded in an exchange and active market.

The Stable Value Fund primarily holds investments in GICs. GICs are valued by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer.

The valuation methodologies described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan administrator believes the valuation methodologies used are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

There were no transfers between the three fair value hierarchies during the years ended December 31, 2013 and 2012.

Note 2 - Fair Value Measurements (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at estimated fair value as of December 31, 2013 and 2012:

	Assets at fair value as of December 31, 2013
	Level 1	Level 2	Total
	(In thousands)
Mutual funds
Growth funds	$540,031	$—	$540,031
Value funds	77,815	—	77,815
Blend funds	350,870	—	350,870
Total mutual funds	968,716	—	968,716

Applied common stock	293,012	—	293,012
Stable value – fixed fund	—	205,783	205,783
Common/collective trust – bond fund	—	84,047	84,047
Common/collective trust – fixed income fund	—	8,966	8,966
Common/collective trust – target date funds	—	266,422	266,422
Unitized stock – blend fund	—	54,913	54,913

Total assets at estimated fair value	$1,261,728	$620,131	$1,881,859

	Assets at fair value as of December 31, 2012
	Level 1	Level 2	Total
	(In thousands)
Mutual funds
Fixed income fund	$9,171	$—	$9,171
Growth funds	422,383	—	422,383
Value funds	64,294	—	64,294
Blend funds	251,885	—	251,885
Target date funds	202,635	—	202,635
Total mutual funds	950,368	—	950,368

Applied common stock	220,403	—	220,403
Stable value – fixed fund	—	208,618	208,618
Common/collective trust – bond fund	—	104,785	104,785
Unitized stock – blend fund	—	47,903	47,903

Total assets at estimated fair value	$1,170,771	$361,306	$1,532,077

Note 2 - Fair Value Measurements (continued)

Fair value of investments in entities that use NAV

The following table summarized investments measured at fair value based on NAV per share as of December 31, 2013 and 2012, respectively.

	As of December 31, 2013
	Fair Value (in thousands)	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Vanguard Target Retirement Trust II funds	$266,422	N/A	Daily	None
Pyramis Core Plus Commingled Pool Class G	84,047	N/A	Daily	15 days

	As of December 31, 2012
	Fair Value (in thousands)	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Pyramis Core Plus Commingled Pool Class G	$104,785	N/A	Daily	15 days

Note 3 - Participation and benefits

Participant contributions

The Plan allows eligible participants to elect to have Applied withhold up to 50% of their eligible compensation each payroll period for contribution to the Plan on a pre-tax basis (salary deferral contributions) and/or (effective as of the first payroll period beginning on or after December 22, 2012) on a Roth basis (Roth deferral contributions), subject to an annual dollar limit established by the Code. The Plan also allows eligible participants who are age 50 or older during the Plan year to make additional catch-up contributions up to 50% of their eligible compensation each payroll period during the year on a pre-tax and/or (effective as of the first payroll period beginning on or after December 22, 2012) Roth basis, subject to an annual dollar limit established by the Code.

Salary deferral contributions are contributions of an eligible participant's eligible compensation that are not taxable to the participant for federal (and most state) income tax purposes at the time they are contributed to the Plan, but are generally taxable as ordinary income, along with any earnings on them, when distributed from the Plan. Roth deferral contributions are contributions of an eligible participant's eligible compensation that are made on an after-tax basis for federal (and most state) income tax purposes. Roth deferral contributions generally will be distributed from the Plan tax free and, if certain requirements are met, any earnings on them can be distributed from the Plan tax free.

Participants are also allowed to make rollover contributions of eligible amounts received from other eligible employer plans or eligible individual retirement accounts, as set forth in the Plan.

Employees who are newly-hired or rehired as eligible employees or who transfer to eligible employee status automatically are enrolled in the Plan at a 6% salary deferral contribution rate, effective as soon as administratively practicable after the end of the 60-day period following the date of their hire/rehire or transfer to eligible employee status, unless they elect otherwise within that 60-day period in accordance with the Plan’s procedures.

Applied’s matching contributions

Participants in the Plan become eligible to receive Applied’s matching contributions immediately upon their enrollment and election (or deemed election) to make contributions to the Plan.

Applied matches 100% of participant salary deferral and/or Roth deferral contributions (collectively, 401(k) contributions) up to the first 3% of eligible compensation contributed each payroll period and then 50% of every dollar between 4% and 6% of eligible compensation contributed each payroll period. Applied does not make matching contributions on any catch-up contributions made by participants. Applied may change the matching contribution rate at any time, subject to the limits of the Plan and the Code.

Note 3 - Participation and benefits (continued)

Applied’s matching contributions (if any) are made in the form of cash.

Participant accounts

Each participant’s account is credited with the participant’s contributions; his or her portion of Applied’s matching contributions (if any) and any investment earnings or losses thereon.

Investment direction

The Plan allows participants (or their beneficiaries) to direct the investment of their Plan account balances in any of the investment options available under the Plan.

However, participants may invest no more than 20% of their future contributions in the Stock Fund and may make an exchange into the Stock Fund only to the extent it does not result in more than 20% of their total Plan account balances being invested in the Stock Fund (determined at the time of the exchange).

If a participant fails to choose an investment option for the contributions to his or her Plan account, such funds automatically are invested in the Plan’s default fund (the Default Fund) until the participant selects a different investment option available under the Plan. Effective as of market close on August 8, 2013, the Default Fund is the designated Vanguard Target Retirement Trust II fund with a target retirement date closest to the year in which the participant might retire, based on his or her date of birth and assuming a retirement age of 65 (the Applicable Target Date). Before market close on August 8, 2013, the Default Fund was the designated Vanguard Target Retirement Fund - Investor Shares with the Applicable Target Date. In the case of any future cash dividends that are payable with respect to Shares held in the Stock Fund, if a participant has not made an affirmative election to either have the dividends reinvested in the Stock Fund or paid directly to him or her in cash before the dividend payment date, then the dividends automatically are reinvested in the Stock Fund.

Participants may change their investment elections under the Plan generally at any time, in accordance with the procedures established by the 401(k) Committee and Fidelity Trust.

Payment of benefits

Upon a Plan participant’s termination of employment with Applied and all of its affiliates, the participant (or his or her beneficiary) may elect to receive a lump-sum cash distribution of his or her vested account balance. A terminated participant (or beneficiary) may also elect to receive whole shares for any portion of his or her vested account balance that is invested in the Stock Fund. A terminated participant whose account balance under the Varian Semiconductor Equipment Associates, Inc. Retirement Plan (the Varian 401(k) Plan) was transferred to the Plan upon the Varian 401(k) Plan Merger (as defined in Note 8), may also generally elect to receive a distribution of his or her vested transferred Varian 401(k) Plan account balance in the form of “on demand” withdrawals.

In accordance with applicable laws and the Plan’s terms, a distribution of a Plan participant’s vested account balance must be made or commenced no later than the April 1 immediately following the calendar year in which he or she attains age 70.5 or terminates employment with Applied and all of its affiliates, whichever is later. A participant’s beneficiary must receive a distribution of the participant’s entire vested account balance no later than the December 31 of the year that includes the fifth anniversary of the date of the participant’s death.

Notwithstanding the foregoing, if a terminated participant’s (or beneficiary’s) vested account balance is equal to or less than $1 thousand, a lump-sum payment of the vested account balance automatically will be distributed.

Note 3 - Participation and benefits (continued)

In accordance with the Plan’s terms, a participant may receive an in-service withdrawal from certain portions of his or her vested account balance upon financial hardship (as defined in the Plan) or attainment of age 59.5, and effective as of December 31, 2012, from his or her rollover contributions account. A participant who receives a financial hardship withdrawal will be: (1) suspended from active participation in the Plan and in Applied’s 2005 Executive Deferred Compensation Plan, if eligible, and (2) prohibited from exercising any option for Shares granted under an Applied-sponsored plan or participating in Applied’s Employees’ Stock Purchase Plan, for a period of at least six months following the withdrawal.

Distributions and withdrawals from the Plan are subject to any applicable taxes and/or penalties.

Notes receivable from participants

The Plan allows active participants to borrow from their eligible account balances up to the lesser of the following: (1) $50 thousand, less their highest outstanding notes receivable balance under the Plan and any other similar plan of any Applied affiliate during the previous 12 months, or (2) 50% of their vested account balances (including the vested portion of Applied’s matching contributions). Notes receivable are secured by the participants’ vested balances, and generally must be repaid to the Plan from bi-weekly payroll deductions over the term, which is generally a minimum of one year and a maximum of five years. Effective as of January 1, 2013, loans used by a participant for the purchase of his or her principal residence may have a term up to fifteen years. In addition, the interest rate charged at the time of the borrowing increased from the prime rate plus one percent to the prime rate plus two percent. Notes receivable may generally continue to be repaid through a monthly payment schedule upon a participant’s termination of employment from Applied and all of its affiliates, or the occurrence of certain other events. Specific notes receivable terms and conditions are established by the 401(k) Committee or its authorized delegates. Outstanding notes receivable at December 31, 2013 carry interest rates ranging from 4.25% to 9.25% maturing through 2029.

Vesting

Participants are 100% vested in their 401(k) contributions, catch-up and/or any rollover contributions under the Plan, and any related earnings thereon.

Participants who are employed by Applied or any of its affiliates on or after January 1, 2010 are 100% vested in their Applied matching contribution account balances. Participants who terminated employment with Applied and its affiliates before January 1, 2010 and had two years of credited service as defined by the Plan became vested 20% each year in Applied’s matching contributions (if any) allocated to their accounts, and became fully vested after six years of credited service. Former employees of certain acquired companies have different vesting schedules according to the original vesting schedules under their former employer’s plan.

Affected participants who are not already fully vested in their Plan account balances will become fully vested upon any termination of the Plan.

If a participant has terminated his or her employment with Applied and its affiliates prior to becoming fully vested, the unvested portion of his or her matching contribution account balance will generally be forfeited. Forfeitures can be used to offset Applied’s matching contributions, reinstate any previously forfeited matching contribution balances, and reinstate any closed account balances under the Plan. Forfeitures used to offset Applied’s matching contributions during 2013 and 2012 were not material to the Plan's financial statements. Forfeitures in the amount of $500 thousand have been recorded as a reduction of employer contributions receivable in the Statements of Net Assets Available for Benefits at each of December 31, 2013 and 2012. As of December 31, 2013 and 2012, forfeited nonvested accounts totaled $598 thousand and $838 thousand, respectively. Any forfeitures under the Plan also may be used to pay for Plan administrative expenses.

Note 4 - Party-in-interest and related party transactions

As allowed by the Plan, participants may elect to invest their Plan account balances in the Stock Fund. The Stock Fund invests solely in Shares. Aggregate investment in Shares at December 31, 2013 and 2012 were as follows:

	Number of shares	Fair value
		(In thousands)
2013	16,542,160	$293,012
2012	19,247,916	$220,403

Certain Plan investments are managed by Fidelity Trust, the custodian and trustee of the Plan, or its affiliates. Any purchases and sales of these funds are performed in the open market. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

Note 5 - Investments

The following table presents the fair values of investments and investment funds that represent five percent or more of the Plan’s net assets at December 31:

	2013	2012
	(In thousands)
Applied Materials, Inc. Common Stock Fund	$293,012	$220,403
Fidelity Contrafund - Class K	189,110	150,690
Vanguard Mid-Cap Index Fund - Institutional Plus Shares	140,180	**
T. Rowe Price Growth Stock Fund	133,068	104,632
Spartan 500 Index Fund - Institutional Class	112,252	82,339
Morgan Stanley Institutional Fund, Inc. - International Equity Portfolio - Class I	102,366	89,327
Vanguard Small-Cap Index Fund - Institutional Shares	98,438	*
Pyramis Core Plus Commingled Pool - Class G	*	104,785
Vanguard Mid-Cap Index Fund - Institutional Shares	**	103,097

* Less than 5% of the Plan’s net assets available for benefits at year end.
** Not an investment option at year end.

The Stable Value Fund includes synthetic GICs that are benefit-responsive and are carried at fair value totaling $206 million and $209 million at December 31, 2013 and 2012, respectively. There are no reserves against these synthetic GICs for credit risk of the contract issuer. Certain of the synthetic GICs contain limitations on contract value guarantees for liquidation other than to pay benefits. The average yield earned by the entire Stable Value Fund was 2.04% and 2.28% for the years ended December 31, 2013 and 2012, respectively. The average crediting interest rate to the participants for the entire Stable Value Fund was 2.08% and 2.41% as of December 31, 2013 and 2012, respectively. The 401(k) Committee’s investment guidelines for the Stable Value Fund require that no more than 40% of the fund's assets be invested with any one synthetic wrap provider. Such investment guidelines also require the underlying investments within the synthetic GICs to have an average credit rating of AA- or better.

The investment objective of the Pyramis Core Plus Commingled Pool - Class G is to seek to generate returns that exceed Barclays U.S. Aggregate Bond Index through direct or indirect investments in investment-grade and non-investment grade fixed income securities. Generally, this fund will employ a fund-of-funds approach through the utilization of investments in other commingled investment vehicles managed by Pyramis Global Advisors Trust Company.

Note 5 - Investments (continued)

The investment objectives of the Vanguard Target Retirement Trust II funds (the Funds) are to seek to provide capital appreciation and current income consistent with their current asset allocation. The Funds invest in Vanguard mutual funds using an asset allocation designed for investors planning to retire around the target date year indicated in each fund's name. The Funds are managed to gradually become more conservative over time as they approach their target date.

The investment objective of the Silvercrest Asset Management Small Cap Value Account is an actively managed, value-oriented investment strategy which focuses on companies with market capitalizations between $200 million and $2 billion. The investment manager employs a bottom-up approach to security selection and seeks companies with high improving returns on capital, rock-slid balance sheets with minimal leverage and low multiples to book value, earnings, or assets.

At December 31, 2012, the investment objective of the Lord Abbett Small Cap Value Account was to provide long-term capital appreciation. This fund primarily invested in common stocks of smaller, lesser-known companies with a market capitalization range of the Russell 2000® Index that were believed to be undervalued. The fund employed a value driven strategy that aimed to obtain better returns with less price volatility than small-cap growth stock investments. The investment team sought undervalued companies with attractive earnings prospects, proven operating experience and seasoned management teams.

The Plan’s investments, including gains and losses on investments bought, sold and held during the year, appreciated in value as follows for the years ended December 31:

	2013	2012
	(In thousands)
Mutual funds	$235,207	$100,399
Applied Materials, Inc. common stock	111,437	15,187
Common/collective trusts	17,149	4,877
Unitized stock - blend fund	14,511	4,921
Total net appreciation	$378,304	$125,384

Note 6 - Non-participant directed investments

As discussed in Note 3, the Plan allows participants (or their beneficiaries) to direct the investment of their account balances in any of the available investment options under the Plan. If a participant fails to choose an investment option for the contributions to his or her Plan account, such funds automatically are invested in the Default Fund until he or she selects a different investment option available under the Plan. In the case of any future cash dividends that are payable with respect to Shares held in the Stock Fund, if a participant (or beneficiary) fails to make an affirmative dividend election before the dividend payment date, the dividends automatically are reinvested in the Stock Fund.

Note 7 - Plan termination or modification

Applied currently intends to continue the Plan indefinitely for the benefit of its participants and their beneficiaries; however, it reserves the right to terminate or modify the Plan at any time and for any reason, subject to the provisions of ERISA. As noted earlier, in the event the Plan is terminated, affected participants who are not already fully vested in their accounts will become fully vested.

Note 8 - Acquisitions and transfers

In November 2011, Applied acquired Varian Semiconductor Equipment Associates, Inc. (Varian). Varian sponsored the Varian 401(k) Plan, which was merged with and into the Plan effective as of market close on December 31, 2012 (the Varian 401(k) Plan Merger), with the Plan being the surviving plan. As a result, Varian 401(k) Plan assets of $194,270 thousand were transferred into the Plan at that time. The employer contribution receivable included in the Statement of Net Assets Available for Benefits for the year ended December 31, 2012, included approximately $447 thousand of employer contributions earned by employees who were participants of the Varian 401(k) Plan during 2012 which were not deposited to the Plan until 2013.

Note 9 - Reconciliation of financial statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2013 and 2012 to Form 5500:

	2013	2012
	(In thousands)

Net assets available for benefits per the financial statements	$1,900,249	$1,542,481
Adjustment between fair value and contract value related to fully benefit-responsive investment contracts	2,269	7,719
Benefits payable	(241)	—
Net assets available for benefits per Form 5500	$1,902,277	$1,550,200

The following is a reconciliation of total investment and other income, net per the financial statements for the year end December 31, 2013 to total income per Form 5500:

2013
(In thousands)

Total investment and other income, net per the financial statements	$416,381
Adjustment between fair value and contract value related to fully benefit-responsive investment contracts	(5,450)
Total income per Form 5500	$410,931

The following is a reconciliation of total deductions from net assets attributed to withdrawals, distributions and expenses per the financial statements for the year end December 31, 2013 to total income per Form 5500:

2013
(In thousands)

Total deductions from net assets attributed to withdrawals, distributions and expenses per the financial statements	$159,907
Benefits payable	241
Total deductions from net assets per Form 5500	$160,148

Note 10 - Other Matters

Applied, Tokyo Electron Limited (TEL) and TEL-Applied Holdings B.V. (HoldCo) have entered into a Business Combination Agreement, dated as of September 23, 2013, as amended, pursuant to which, among other things, Applied and TEL each agreed to a strategic combination of their respective businesses, with HoldCo becoming the ultimate parent company of Applied and TEL (the Business Combination). Upon the consummation of the proposed Business Combination (the Close), among other things, each share of Applied common stock then issued and outstanding, including those held in the Stock Fund, will be canceled and automatically converted into the right to receive one HoldCo ordinary share. The Close is subject to satisfaction of customary closing conditions as described in the Business Combination Agreement, including receipt of approval by Applied’s and TEL’s shareholders and required regulatory approvals.

Note 11 - Subsequent Event

In connection with Applied’s acquisition of Varian, as described in Note 8, Applied and Varian discovered certain operational errors with respect to the Varian 401(k) Plan, including: (1) Varian 401(k) Plan document provisions that did not conform with the actual operation of the Varian 401(k) Plan, and (2) Varian matching contributions that inadvertently had not been made on behalf of certain terminated participants, as required by the terms of the Varian 401(k) Plan (the Matching Error). In 2012, Varian made corrective matching contributions, with applicable earnings thereon, to the affected Varian 401(k) Plan participants’ accounts, in order to correct the Matching Error (the Matching Correction). On December 17, 2012, Varian submitted a request to the IRS under the Voluntary Correction Program component of the IRS’ Employee Plans Compliance Resolution System (the Varian VCP Submission) for a compliance statement reflecting the IRS’ agreement with the Matching Correction, as well as the retroactive amendment of the Varian 401(k) Plan to bring it into compliance with its actual operation (the Retroactive Amendment), as proposed in such submission (the Compliance Statement). Varian later amended and restated the Varian VCP Submission in response to the IRS’ request for additional information. As a result of the Varian 401(k) Plan Merger and subsequent request by the IRS for further information on the Varian VCP Submission, on January 27, 2014 Applied filed with the IRS an amended and restated Varian VCP Submission (the Restated Submission) relating solely to the Varian 401(k) Plan assets that had been transferred to the Plan upon the Varian 401(k) Plan Merger (the Transferred Assets). On February 25, 2014, the IRS issued to Applied the Compliance Statement with respect to the Transferred Assets. Applied, on behalf of Varian, timely adopted the Retroactive Amendment, as proposed in the Restated Submission.

APPLIED MATERIALS, INC. EIN: 94-1655526
EMPLOYEE SAVINGS AND RETIREMENT PLAN (PLAN #333)

SUPPLEMENTAL SCHEDULE
SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2013

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value (1)		(e) Current value (In thousands)

*	Fidelity Growth Company Fund - Class K	497,873	shares	$59,601
*	Fidelity Equity - Income Fund - Class K	1,326,094	shares	77,815
*	Fidelity Contrafund - Class K	1,968,456	shares	189,110
*	Spartan 500 Index Fund - Institutional Class	1,714,033	shares	112,252
	Morgan Stanley Institutional Fund, Inc. - International Equity Portfolio - Class I	6,028,635	shares	102,366
	T. Rowe Price Growth Stock Fund	2,531,259	shares	133,068
	American Funds EuroPacific Growth Fund - Class R6	557,044	shares	27,312
	Eagle Small Cap Growth Fund - Class R6	489,122	shares	28,574
	Vanguard Mid-Cap Index Fund - Institutional Plus Shares	944,798	shares	140,180
	Vanguard Small-Cap Index Fund - Institutional Shares	1,867,541	shares	98,438
		Total Mutual Funds		$968,716

APPLIED MATERIALS, INC. EIN: 94-1655526
EMPLOYEE SAVINGS AND RETIREMENT PLAN (PLAN #333)

SUPPLEMENTAL SCHEDULE
SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued
DECEMBER 31, 2013

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value (1)		(e) Current value (In thousands)

*	Applied Materials, Inc. Common Stock Fund	16,542,160	shares	$293,012
	BNY Mellon Stable Value Fund
	ING - Aetna	Guaranteed investment contract		1,305
	Metropolitan Life Insurance	Guaranteed investment contract		1,257
	Monumental Life Insurance	Guaranteed investment contract		55,465
	Pacific Life Insurance Company	Guaranteed investment contract		38,821
	Prudential Insurance Company of America	Guaranteed investment contract		55,499
	RGA Reinsurance Company	Guaranteed investment contract		44,723
*	Fidelity Short Term Investment Fund	Government money market portfolio		9,539
	Net Fund Liabilities	Other		(826)
		Total fair value of stable value fund holdings		205,783

*	Pyramis Core Plus Commingled Pool - Class G	4,976,125	shares	84,047
	Vanguard Target Retirement Income Trust II	318,410	shares	8,966
	Vanguard Target Retirement 2010 Trust II	191,177	shares	4,961
	Vanguard Target Retirement 2015 Trust II	597,775	shares	15,411
	Vanguard Target Retirement 2020 Trust II	1,506,167	shares	38,076
	Vanguard Target Retirement 2025 Trust II	2,297,806	shares	56,940
	Vanguard Target Retirement 2030 Trust II	2,376,661	shares	57,586
	Vanguard Target Retirement 2035 Trust II	1,830,260	shares	44,347
	Vanguard Target Retirement 2040 Trust II	1,048,500	shares	25,856
	Vanguard Target Retirement 2045 Trust II	554,899	shares	13,678
	Vanguard Target Retirement 2050 Trust II	289,417	shares	7,169
	Vanguard Target Retirement 2055 Trust II	71,354	shares	2,369
	Vanguard Target Retirement 2060 Trust II	1,091	shares	29
		Total Common/collective trusts		359,435

	Silvercrest Asset Management Small Cap Value Account	Various Securities		54,913
*	Participant loans	Interest at 4.25% to 9.25%, maturing through 2029		19,589

			Total	$1,901,448
____________
(1) Column (d), cost information, is not provided as all investments are participant or beneficiary directed (including negative elections authorized under the Plan’s terms).
* Indicates party-in-interest to the Plan.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

APPLIED MATERIALS, INC.
EMPLOYEE SAVINGS AND RETIREMENT PLAN

June 20, 2014	By:	/s/ Greg Lawler
Greg Lawler
Corporate Vice President, Global Rewards

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm